Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Sun Life Financial completes Preferred Share issue

     TORONTO, May 25 /CNW/ - Sun Life Financial Inc. (TSX, NYSE: SLF) today announced the successful completion of a Canadian public offering of $280 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the
"Series 8R Shares") at a price of $25.00 per share and yielding 4.35 per cent annually. The offering, initially for $250 million of Series 8R Shares, was increased to $280 million following exercise by the underwriting syndicate, co-led by Scotia Capital Inc., RBC Dominion Securities Inc. and TD Securities
Inc., of an option to purchase an additional $30 million of Series 8R Shares.
     The Series 8R Shares were issued under a prospectus supplement dated May
13, 2010, which was issued pursuant to a short form base shelf prospectus dated April 1, 2009. Copies of those documents are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Series 8R Shares are listed on the Toronto Stock Exchange under the ticker symbol SLF.PR.G.
     The Series 8R Shares have not been, and will not be, registered under the
United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.
This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2010, the Sun Life Financial group of companies had total assets under management of $435 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under the ticker symbol SLF.
     Note to Editors: All figures in Canadian dollars.

     %CIK: 0001097362

     /For further information: Media Relations Contact: Frank Switzer,
Vice-President, Corporate Communications, Tel: (416) 979-4086,
frank.switzer(at)sunlife.com; Investor Relations Contact: Phil Malek,
Vice-President, Investor Relations, Tel: (416) 204-8163,
investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 09:23e 25-MAY-10